Exhibit 99.2
BARCODE 1 OF 2 12 15 1234567 1234567 1234567 1234567 1234567 1234567 1234567 You are receiving this communication because you hold shares in the above company, and the material you should review before you cast your vote is now available. This communication presents only an overview of the more complete proxy material that is available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy material before voting. ** IMPORTANT NOTICE ** Proxy Material Available Regarding the Availability of Proxy Material Shareholder Meeting to be held on See the Reverse Side for Meeting Information and Instructions on How to Vote BROKER LOGO HERE Broadridge Internal Use Only Job # Envelope # Sequence # # of # Sequence # Have the 12 Digit Control Number(s) available and visit: www.proxyvote.com PROXY MATERIAL — VIEW OR RECEIVE You can choose to view the material online or receive a paper or e-mail copy. There is NO charge for requesting a copy. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor. To facilitate timely delivery please make the request as instructed below on or before HOW TO VIEW MATERIAL VIA THE INTERNET HOW TO REQUEST A COPY OF MATERIAL 1) BY INTERNET — www.proxyvote.com 2) BY TELEPHONE — 1-800-579-1639 3) BY E-MAIL* — sendmaterial@proxyvote.com *If requesting material by e-mail, please send a blank e-mail with the 12 Digit Control Number (located on the following page) in the subject line. 00000036511 R200803.14 CHINA TECHNOLOGY DEVELOPMENT GROUP CORP. Dec 12, 2008 1 Annual Report 2 Notice & Proxy Statement November 25, 2008 Return Address Line 1 Return Address Line 2 Return Address Line 3 51 MERCEDES WAY EDGEWOOD NY 11717 Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1

Should you choose to vote these shares in person at the meeting you must request a “legal proxy”. To request a legal proxy please follow the instructions at www.proxyvote.com or request a paper copy of the material. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting material for any special requirements for meeting attendance. To vote now by Internet, go to WWW.PROXYVOTE.COM. Please refer to the proposals and follow the instructions. Vote By Internet Vote In Person How To Vote Meeting Type: Meeting Date: Meeting Time: For holders as of: Meeting Location: Meeting Information Broadridge Internal Use Only Job # Envelope # Sequence # # of # Sequence # 00000036512 R200803.14 Annual Meeting December 12, 2008 10:00 AM LST October 17, 2008 Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong

BARCODE Voting items 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 123456789012 CONTROL # . 0000 0000 0000 Broadridge Internal Use Only Acct # Shares Cusip Job # Envelope # Sequence # # of # Sequence # 00000036513 R200803.14 The Board of Directors recommends that you vote “For” the following. 1. Election of Directors Nominees 01 Alan Li 02 Ju Zhang 03 Xinping Shi 04 Yezhong Ni The Board of Directors recommends you vote FOR the following proposal(s). 2 To consider and approve the 2008 Stock Option Plan of the Company. NOTE: Such other business as may properly come before the meeting or any adjournment thereof.